

Mail Stop 3030

October 18, 2017

<u>Via E-mail</u>
Faraj Aalaei
President and Chief Executive Officer
Aquantia Corp.
105 E. Tasman Drive
San Jose, California 95134

> **Re: Aquantia Corp.**
> **Registration Statement on Form S-1**
> **Filed October 6, 2017**
> **File No. 333-220871**

Dear Mr. Aalaei:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2017 letter.

Prospectus Front Cover Page

1.   Expand your response to prior comment 1 to tell us how you determined which figures in the material you provided represent the "Multi-Gig Market" mentioned on your prospectus cover. The basis for your statement regarding clear and established market leadership in the data center market remains unclear.

2.   Provide us your analysis of why your prospectus disclosure regarding market growth need not be balanced with information about changes in the growth rates mentioned in the material you provided in response to prior comment 1.

3.   From your response to prior comment 1, it appears that you are beginning to enter an automotive market currently occupied primarily by others. Therefore, it remains unclear how you are driving a networking revolution in automotive as mentioned on your prospectus cover. Please advise or revise.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53</u>

4.   We note your response to prior comment 2. Discuss in your prospectus the loss of market share mentioned in your response to prior comment 1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Babak Yaghmaie